Exhibit 1.1

PRELIMINARY CONTRACT FOR THE SALE OF UYBA VOLLEY SHARES

BETWEEN

Giuseppe Pirola, born in Saronno (VA) on 28 March 1972, domiciled in Cesate (MI), vicolo Vigna 5, tax code PRLGPP72C28I441K (hereinafter also referred to as “Pirola”);

Selene S.a.s. of Immobiliare Luna S.r.l. with registered office in Milan, via Fratelli Salvioni n. 6, tax code and registration number in the Register of Companies of Milan Monza Brianza Lodi 05120500961, REA n. MI - 1798781, share capital €10,000.00, in the person of Giuseppe Pirola in his capacity as legal representative of the general partner Immobiliare Luna S.r.l. with registered office in Caronno Pertusella (VA), Piazza Vittorio Veneto n. 121/C, tax code and registration number in the Register of Companies of Varese 02861790125, REA n. VA - 296150, (hereinafter also referred to as “Selene” or the “Sellers”),

- on the one hand -

AND

Brera Holdings PLC with registered office in Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland, a company incorporated under Irish law, registered in the Dublin Companies Register under no. 721923, Italian tax code 91058900, in the person of Pierre Galoppi (hereinafter also referred to as “BH” or the “Buyer”),

- on the other hand -

hereinafter also, jointly with each other, “Parties” and individually, the “Party”.

PREMISES:

a)	the Sellers own, each as specified below, the shares representing the share capital of the company “UYBA Volley Società Sportiva Dilettantistica a responsabilità limitata” with registered office in Busto Arsizio (VA), via Maderna n. 20, share capital €1,648,000.00 (one million six hundred forty-eight thousand/00) fully paid up, tax code and registration number in the Register of Companies of Varese 02726140128, R.E.A. n. VA-281236, (hereinafter also referred to as “UYBA” or the “Company”), and in particular:

●	Pirola owns a share with the nominal value of Euro 500,000.00 (five hundred thousand/00);

●	Selene owns a share with the nominal value of Euro 598,000.00 (five hundred ninety-eight thousand);

b)	UYBA is an Amateur Sports Company whose first team plays in the Italian Serie A1 women’s volleyball championship;

c)	BH is an Irish public limited company listed on the Nasdaq market as “BREA” which has investment interests in the national and international sports field;

d)	the Parties have conducted negotiations aimed at the acquisition by BH of a majority stake in the share capital of UYBA;

e)	upon the outcome of the aforementioned negotiations and the due diligence carried out by BH on the Company under Annex 1, the Sellers intend to sell to the Buyer, who intends to purchase, shares of the Company owned by them with a total nominal value of Euro 840,500.00 (eight hundred forty thousand and five hundred/00), equal to 51% (fifty-one percent) of the share capital (the “Shares”), under the terms and conditions provided for in this Contract, as defined below. In particular, the Sellers intend to proceed with the sale of the Shares, respectively: (i) as for Pirola, in an amount equal to Euro 450,000.00 (the “Pirola Share”); (ii) as for Selene, in an amount equal to Euro 390,500.00 (the “Selene Share”);

In view of the above,

IT IS AGREED AS FOLLOWS.

Article 1

Preamble and Annexes

1.1 The premises and events attached form an integral and substantial part of this Contract.

1.2 The following are Annexes to the Contract:

Annex 1: Due Diligence;
Annex 2: Shareholders’ Agreement;
Annex 3: Business Plan;
Annex 4: Pirola Proxy;
Annex 5: Vigano Proxy.

Article 2

Definitions and Interpretations

2.1 In addition to the terms defined in the text of this Contract, the terms and expressions listed below have the meaning assigned to them in this article:

Business Plan	the financial and industrial plan of the Company for the three-year period 2023/2026;

Contract:	this preliminary contract for the purchase and sale of shares of UYBA including premises and Annexes;

Final Contract:	the contract, authenticated by a Notary, signed between the Buyer and the Sellers concerning the transfer of the Shares by the Sellers to the Buyer;

Damages:	the entire amount of any direct damage (including non-existence of assets, losses or contingencies), loss or cost (including legal ones) suffered by UYBA and/or the Buyer, whatever the case, net of any compensation and/or reimbursements obtained from third parties, including any insurance companies, depending on:

●	of events, acts or facts constituting or involving violation, error, inaccuracy or omission in any of the representations and warranties contained in this Contract; and/or

●	of acts, facts, operations and/or omissions that occurred (including, without limitation, disputes already established or threatened) before, or on, the Execution Date or occurred after the Execution Date, but deriving from acts, facts, operations and/or omissions prior to the Actual Execution Date violation of the duties of the administrator;

Execution Date:	the date on which the Execution takes place, as described below;

Industrial and Intellectual Property Rights:	patents and their applications, inventions, ornamental and utility models, know-how, software, domain names, copyrights, databases and related economic use rights, as well as distinctive signs including, without limitation, trademarks, including service marks, registered and de facto, logos, domain names, trade names and related applications;

Execution:	means the signing of the Final Contract, the transfer of ownership of the Shares, the payment of the Price and, more generally, the signing and exchange of all documents and the fulfillment of all obligations that must be signed, exchanged or fulfilled by the Parties on the Execution Date.

Encumbrances:	any interest, right of option, pre-emption or veto, or other right, real or mandatory, of shareholders or third parties, or any privilege, pledge, mortgage, guarantee, constraint, weight, burden or similar restriction, of any nature;

Financial Statements 2023:	the financial statements of UYBA closed on 30 June 2023;

Minority Shareholders:

collectively indicates the minority shareholders of UYBA in the legal entities of E-Work Holding S.r.l. and Laica S.p.A., 40 & FAC S.r.l. and in the natural persons of Maoying Chen, Mattia Moro and Simone Facchinetti;

Shareholders’ Agreements:	agreement between all the shareholders of UYBA aimed at regulating both their mutual relations relating to the functioning of the Company, with particular reference to its corporate governance, and the transfer of the respective shares in the share capital of the Company.

2.2 The headings of the articles have been inserted only for the sake of clarity and have no effect on the interpretation of the Contract.

Article 3

Consent and Subject Matter

3.1 Under the conditions and terms established by the Contract, Pirola undertakes to sell to BH, which undertakes to purchase, a nominal share of Euro 450,000.00 (four hundred and fifty thousand/00) representing 27.30% of the share capital of the Company, and Selene undertakes to sell to BH, which undertakes to purchase, a nominal share of Euro 390,500.00 (three hundred ninety thousand and five hundred/00) representing 23.70% of the share capital of the Company, against payment of the Price indicated in Article 4 below, with effect from the Execution Date.

3.2 The transfer of ownership of the Shares will take place on the Execution Date, following the completion of the acts and obligations (including the signing of the Final Contract) constituting the Execution.

3.3 The Parties agree that the Final Contract will not represent a novation of the commitments and obligations contained in this Contract, being understood as mere execution of the commitments assumed with the same. Should there be any discrepancy between the provisions of the Contract and those of the Final Contract, the provisions of the Contract shall prevail.

Article 4

Price of Allowances and Methods of Payment

4.1 The price for the purchase of the Shares is determined in total Euro 840,500.00 (eight hundred forty thousand and five hundred/00) (the “Price”), as follows:

(i)	Euro 450,000.00 (four hundred and fifty thousand/00) that will be paid to Pirola at the same time as the signing of the Final Contract by means of a cashier’s check in the manner governed by Article 5 below;

(ii)	Euro 390,500.00 (three hundred ninety thousand and five hundred/00) that will be paid to Selene at the same time as the signing of the Final Contract by means of a cashier’s check in the manner governed by Article 5 below.

Article 5

Financing of Selling Members

5.1 Mr. Giuseppe Pirola and Selene S.a.s. of Immobiliare Luna S.r.l. have committed, during the negotiations aimed at the acquisition by BH of a majority stake in the share capital of UYBA referred to in this Contract, to carry out, at the same time as the signing of the Final Contract, a shareholder loan through payment to the Company’s current account of an amount of Euro 840,500.00 (eight hundred forty thousand and five hundred/00), with waiver of repayment of the loan. By virtue of this Contract, the Parties agree that the cashier’s checks in payment of the Price will be in the name of UYBA in order to immediately pay them to the bank account of the Company, which will also fulfill the financing obligation assumed by Pirola and Selene.

Article 6

Date of Execution

6.1 The Execution Date is agreed between the parties as 28 July 2023.

Article 7

Activities by the Execution Date

7.1 By (or at the same time as) the Execution Date, the Sellers, each to the extent of their competence, also undertaking pursuant to and for the purposes of Article 1381 of the Civil Code, will ensure that:

(a)	the Minority Shareholders waive the right of pre-emption for the purchase of the Shares due to them pursuant to art. 8 of the Articles of Association of the Company;

(b)	the shareholders’ meeting of the Company approves the Financial Statements as at 30 June 2023;

(c)	Mr. Giuseppe Pirola resigns from the position of Sole Director of the Company;

(d)	the shareholders’ meeting of the Company appoints, until the approval of the financial statements of the Company that will close on June 30, 2026, a Board of Directors composed of 11 (eleven) members composed as follows:

(d.1)	Giuseppe Pirola, as Chairman of the Board of Directors;

(d.2)	Pierre Galoppi, Adrio De Carolis, Alessandro Alcotti, Cristiano Zatta, Michele Lo Nero and Gianluigi Vigano as directors appointed by BH;

(d.3)	Andrea Saini, Marco Quarantotto, Simone Facchinetti and Salvatore Insinga as directors appointed by Shareholders other than BH and GP and Selene.

Article 8

Execution and Activities at the Execution Date

8.1 The Execution will take place on the Execution Date at the Notary Gianluca Gonzales with office in Milan, via Giotto n. 9, in the presence of the Notary Gianluca Gonzales himself in charge of authenticating the signatures of the Final Contract.

8.2 At the Execution Date:

(i)	the Sellers and the Buyer will sign the Final Contract;

(ii)	the Buyer shall pay the Price to the Sellers in the manner referred to in Article 5 above;

(iii)	the Sellers will deliver to the Buyer their communication addressed to the Company with which they will declare that they irrevocably waive the return of the shareholder loan made by them pursuant to Article 5 above;

(iv)	the shareholders of the Company will execute the Shareholders’ Agreement under Annex 2 to this Contract;

(v)	the Company’s Board of Directors will be held in full form, which will approve the Business Plan under Annex 3 and appoint Pirola and Gianluigi Vigano as managing directors, attributing them the powers in the text compliant with the enclosed under Annex 4 (the “Pirola Proxy”) and Annex 5 (the “Vigano Proxy”);

(vi)	the Parties will sign or cause to be signed any additional documents useful and/or necessary, under applicable laws, to complete the transfer of the Shares and any other obligation under this Contract.

The Parties agree and acknowledge that any failure to sign the Shareholders’ Agreement by one or more Minority Shareholders will not constitute an impediment to the Execution. Notwithstanding the foregoing, it is understood that all the actions constituting the Execution shall be regarded as a one single action, so that, at the option of the Party concerned with the fulfillment of a specific action, no action shall be deemed to have been fulfilled where and until such time as all other actions constituting the Execution have been fulfilled in accordance with the provisions of this Contract.

Article 9

Pirola Guarantees

9.1 The Buyer undertakes, also pursuant to and for the purposes of article 1381 of the Civil Code, to ensure that the guarantees issued by it in the interest of the Company to BPER Banca are returned to Pirola, Banco Desio and Credito Sportivo, with consequent release from any related guarantee obligation.

Article 10

Representations and Warranties of the Parties

10.1 The Buyer issues to the Sellers the following representations and warranties, each of which shall be correct and true at the Execution Date:

(i)	BH is a company incorporated under Irish law whose shares are admitted to trading on the Nasdaq market in New York, duly incorporated and able to carry on its business, has full enjoyment of its rights and is not in a state of insolvency or liquidation;

(ii)	All corporate proceedings, which must be undertaken by or on behalf of the Buyer to authorize the Buyer to enter into this Contract, have been duly and duly undertaken, this Contract has been duly entered into by the Buyer and constitutes a valid and binding obligation for the same.

(iii)	The signing and performance of the Contract in itself considered:

(a)	do not give rise to violations of provisions contained in the statute of the Buyer, nor to violations of rules of law or regulations or provisions contained in orders of the judicial authority or other competent authorities;

(b)	do not constitute a breach of further obligations assumed by the Buyer and, in any case, borne by it.

(c)	do not require any further approval or authorisation or other act by any person or body or authority, or any further communication to them;

(iv)	The Buyer disposes and will dispose on the Execution Date of all funds necessary to promptly fulfill all its payment commitments under this Contract.

10.2 The Sellers issue to the Buyer the following representations and warranties, each of which shall be correct and true at the Execution Date:

(i)	The Sellers have the full enjoyment of their rights, are not in a state of insolvency, nor are they subject, or are there, to the state, facts or events that could determine their submission to insolvency proceedings;

(ii)	The Sellers are endowed with any capacity, power or authorization necessary to sign the Contract and to fulfil all obligations and commitments arising therefrom. In particular, the signing and fulfillment of the Contract by the Sellers:

(a)	do not require any further approval or authorisation or other act by any person or body or authority, or any further communication to them;

(b)	do not give rise to violations of rules of law or regulations and of provisions contained in measures of the judicial authority or other competent authorities;

(c)	do not constitute a breach of further obligations assumed by them and, in any case, charged to them.

Article 11

Representations and Warranties relating to the Company

11.1 The Sellers, in addition to what is declared and guaranteed in article 9.2. above, declare and guarantee to the Buyer what is specified in this article 10 with respect to the Company, as well as the related financial, economic and financial situations and other circumstances relating to the Company as referring to the Execution Date (inclusive), also indemnifying and holding harmless the Buyer or the Company, as the case may be, with respect to any Damage deriving from the violation of the declarations and guarantees provided.

11.2 Shares

(a)	The Sellers may freely dispose of the Shares of which they are full, exclusive and legitimate owners.

(b)	The Shares are free of encumbrances. In particular, without prejudice to the generality of the foregoing, there are no rights in relation to the Shares, without prejudice to the provisions of the Articles of Association, that confer or may confer in the future the right to purchase, subscribe or in any case acquire, in whole or in part, the Shares or in any case any participation in the share capital of the Company, or that confer or may confer in the future any right relating to them of any kind. The Sellers guarantee that there are no subscriptions, options, rights, repayments of shares, commitments, understandings, agreements, programs or other agreements of any kind that provide for or involve the purchase, issuance, sale or sale of any part of the share capital of the Company in favor of third parties.

(c)	There are no covenants or agreements of any kind capable of conferring on anyone the right to claim compensation or make claims against the Sellers and/or the Company as a result of the transfer of ownership of the Shares to the Buyer.

(d)	There are no shareholders’ agreements, voting or blocking unions, fiduciary mandates or other agreements concerning the Shares, or the exercise of the right to vote in the Company’s meetings.

11.3 Regular Constitution

(a)	The Company is a company under Italian law duly constituted and validly existing, in full possession of its rights, pursuant to the laws and regulations applicable to it.

(b)	The Company does not pay in a state of liquidation, insolvency, or in a situation provided for in articles 2482-bis or 2482-ter et seq. of the Civil Code, nor has it been declared bankrupt, or subjected to or admitted to any liquidation or insolvency proceedings or to prior agreement under the applicable laws, nor have applications for admission to any of these proceedings been submitted. The Company has always fulfilled (and continues to fulfill) its obligations with regularity and timeliness and, consequently, there are no proceedings or requests of any kind against (or proposed by) the Company that may involve the risk of liquidation, commissioning or bankruptcy or, in any case, of its submission to any bankruptcy procedure or of a similar nature.

11.4 Share Capital

(a)	The share capital of UYBA amounts to €1,648,000.00 (one million six hundred forty-eight thousand/00) and has been duly resolved, fully subscribed and paid up. The Shares covered by this Contract belong to the Sellers and have been issued and registered regularly in accordance with applicable Italian legislation.

11.5 Investments and Subsidiaries

The Company does not own or hold, either directly or indirectly, shares, quotas and/or participations or co-interest of any nature, whether or not they control and whether or not they attribute voting rights, in other companies. The Company has not established secondary offices, branches, offices, agencies, permanent offices or structures, nor has shares in consortia, whether with external or merely internal relevance, or entities, nor is it registered or part of any joint venture, association or collective organization. The Company is also not party to (or in any case subject to obligations deriving from) partnership agreements in participation or co-interest of any kind.

11.6 Company Financial Statements

The Financial Statements 2023 and the previous financial statements of the Company are true and correct, have been prepared in accordance with the applicable legal and regulatory provisions (civil and tax) and in substantial compliance with the accounting principles applied uniformly over the years. The Financial Statements 2023 and the previous financial statements represent as a whole the substantially faithful, truthful and correct picture of the Company’s equity, economic and financial situation and income and economic results in the periods indicated. The Financial Statements 2023 and the previous financial statements have been duly approved by the competent bodies of the Company and none of them has been, or is, contested or contested.

11.7 Social Books and Accounting Documents

The company books and records relating to the Company are complete and correct and have been kept in accordance with the law and good corporate and business practice. UYBA’s accounting documents faithfully reflect, as a whole, the equity and economic-financial situation and the results of the Company as a whole.

11.8 Permits, Licenses and Authorizations

(a)	The Company is the owner and/or has all the authorizations, concessions, licenses and permits, and has validly signed all the agreements necessary for the purpose of allowing it to carry out its business regularly.

(b)	Such authorizations, concessions, licenses, permits and agreements have been validly obtained and/or entered into, are fully in force and there are no facts or circumstances that may give rise to their revocation, annulment or substantial modification or other measure of forfeiture or dissolution, for any reason.

(c)	The Company has conducted and continues to conduct its business in accordance with such authorizations, concessions, licenses, permits and agreements.

11.9 Power of Attorney

The Company has not released and does not have any power of attorney in favor of any person, company or company, for purposes of any nature, which may in any way oblige it or which allow it to represent it, or to exercise any power or right belonging to it.

11.10 Movable and Real Property - Financial Leases

(a)	Movable Property and Registered Movable Property

The Company has full and exclusive ownership or has the legitimate availability for another title, as well as the undisturbed enjoyment of all assets, movable assets and movable assets recorded in public registers reflected in the Financial Statements 2023 and in the accounting records or otherwise owned, held or used for the performance of its business, which are free from encumbrances. All assets, movable property and registered movable property of the Company are in good working and maintenance condition, sufficient and suitable for use in the normal course of its business and comply, in all material and formal respects, with the laws, provisions and regulations respectively applicable at today’s date, in relation to their manufacture, use and operation.

(b)	Financial leases

The Company is not a party to any financial lease agreement relating to immovable property or movable property (whether registered or not).

(c)	Properties owned

The Company does not own any immovable property.

(d)	Property leases and loan for use

The lease agreements of real estate and/or loan for use to which the Company is a party. The properties rented and/or on loan for use are held on the basis of validly stipulated contracts and regularly in place in accordance with the applicable laws and regulations. Any sums due to the owners of the leased properties as rent or expenses or for any other reason have been duly paid.

(e)	Safety Regulations

The movable and immovable assets used by the Company, whether owned or not, comply with the regulations in force and the criteria currently adopted in the field of security and protection, including, without limitation, Legislative Decree n. 81/2008 et seq.

11.11 Name - Industrial and Intellectual Property Rights

(a)	No acts, proceedings, actions or measures such as to affect the right of the Company to its name are in progress or threatened. Consequently, the Company is fully authorized to use its name and company in the performance of its activities, on an exclusive basis and without limitation of any nature.

(b)	None of the directors, employees or external collaborators of the Company have any rights or claims in relation to the corporate name “UYBA Volley Società Sportiva Dilettantistica a responsabilità limitata” as well as to any license, authorization, approval, grant, invention, patent, trademark or other proprietary right or industrial or commercial property in any way relating to the Industrial and Intellectual Property Rights or other industrial or commercial property rights that are or are to be used by the Company in the conduct of its business.

11.12 Insurance

(a)	The Company is covered by insurance, against any damage or damage, of any nature, which may be caused to third parties in the course of its business. In addition, the Company’s assets (including instrumental ones) have always been and are currently covered by insurance against fire, theft, accidental damage or damage caused by third parties, accidents, civil liability and other risks usually insured by other companies that carry out activities similar to their business.

(b)	The insurance contracts to which the Company is a party have been concluded in compliance with current legislation. In particular, but without prejudice to the generality of the foregoing, the underwriting of insurance policies was preceded by a complete, truthful and accurate representation to the respective insurance companies of the conditions, including capital, of the Company.

(c)	All insurance contracts to which the Company is a party are fully valid and effective, free of constraints and encumbrances and have always been regularly fulfilled by the Company, which has always promptly paid the related insurance premiums.

11.13 Guarantees to third parties

The Company has not granted real or personal guarantees, subscribed letters of patronage, or assumed other guarantee commitments, even of an atypical nature or contractual obligations of any nature with a bond of passive solidarity with third parties (including the Sellers), in relation to debit exposures or other obligations, current or future, own or of third parties (including the Sellers), such as, by way of example but not limited to, debts for loans and obligations in relation to guarantees of good execution.

11.14 Personnel and labour law issues in general. Self-employment contracts.

(a)	The Company has been and is in compliance with the laws in force regarding employment and related practices such as, by way of example, provisions relating to salaries, premiums, working hours and social security contributions, medical assistance and accident insurance, as well as related taxes and/or social taxes and charges.

(b)	There are no ongoing or threatened labor or union disputes against the Company.

(c)	The Company has several self-employment contracts pursuant to art. 2222 of the Italian Civil Code and guarantees that on the Execution Date these subjects have no title to claim a contractual relationship other than the one actually contracted.

11.15 Environmental, Occupational Health and Safety and Fire Prevention Issues.

At the Execution Date:

(a)	The Company is in compliance, in all formal and substantive respects, with all applicable laws, regulations and standards, as well as with the criteria and procedures normally adopted in the field of operation, in matters of environmental conditions, occupational health and safety and fire prevention.

(b)	The Company has carried out and carries out its activity in accordance with the laws and regulations in force from time to time as well as with the methods and requirements provided for in the authorizations, concessions, licenses, permits, agreements and contracts relating to the activity itself.

(c)	Judgments of the Judicial or Administrative Authority, and other similar measures of the competent authorities with respect to the matters referred to in this article, have not been issued against the Company, nor are proceedings underway for the detection of violations of rules relating to the same matters, nor is there any reason to believe that such actions may be initiated.

11.16 Litigation.

(a)	There are no civil, administrative, tax, claims, actions, pronouncements, assessments or notices, criminal proceedings or investigations against, or that may in any way involve, the Company, its assets or rights or its activities, whether before any court, tribunal, administrative authority or body, or tax.

(b)	The Company has not received any measures, decrees, communications, written notices, findings or complaints of violation of laws, regulations, rules, measures, judgments, decrees or other provisions from any authority, Italian or foreign.

(c)	Neither the Company nor any of its directors, directors or employees is the subject of measures, mandates, orders or decrees in force in relation to its activity or in any case to the functions exercised.

(d)	The Company is not involved in any proceedings pursuant to Legislative Decree 231/2001, as amended, nor is it subject to any type of sanction, administrative, pecuniary or disqualification referred to in the same legal text.

11.17 Privacy.

The Company has requested all consents to the processing, communication and transfer of personal data, possibly necessary pursuant to Legislative Decree 196/2003 and the GDPR, and subsequent amendments, and uses such data within the limits provided therein and within the limits of the consent given, having also fulfilled any further obligation provided for by the aforementioned legislation and related implementing regulations.

Article 12

General Provisions

12.1 The Contract contains the full expression of the agreements reached between the Parties and supersedes and cancels any previous agreement between them, relating to the purchase of the Shares.

12.2 Any communication required or permitted by the provisions contained herein will be made in writing, in Italian and will be deemed validly made by sending registered letter with return receipt, advanced by email, upon receipt of the same, provided that such communications are addressed as follows:

(i)	if in BH, at:

Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 CSY6, Ireland
email pierre@breraholdings.com

(ii)	If in Pirola, at:

vicolo Vigna 5, Cesate
email giuseppe.pirola@egn.legalmail.it

(iii)	If in Selene, at:

via Fratelli Salvioni 6, Milano
email selenesas@egn.legalmail.it

or to any other address that each Party may subsequently communicate to the other by means of a communication forwarded in accordance with the above.

12.3 Any modification, variation or waiver of the Contract shall not be valid and binding unless it results from a written deed signed by the Party against whom such modification, variation or waiver is invoked.

12.4 The Parties undertake to sign and exchange all deeds and documents at all times and to do everything else necessary in order to execute the Contract.

12.5 Each Party shall bear the cost of the consultants used for the negotiation and drafting of this Contract. The notarial expenses deriving from the Final Contract will be borne by the Buyer.

12.6 The Parties agree that the failure, partial and/or delayed exercise by one of the Parties of any of the rights and/or faculties deriving from the Contract may not be considered as entailing any modification, not even implicit, of the Contract, nor the waiver of the exercise, as well as the partial exercise, by one of the Parties of any of the rights and/or faculties derived from the Contract may prevent said Party from the further exercise of said right and/or faculty.

Article 13

Disputes

13.1 Applicable Law and Jurisdiction.

This Contract and the rights and obligations of the Parties deriving from it are governed by Italian law and according to the same interpreted.

Any dispute arising from or occasioned by the Contract will be submitted to the exclusive jurisdiction of the Court of Milan.

Milan, 3 July 2023

/s/ Selene S.a.s. di Immobiliare Luna S.r.l.	/s/ Giuseppe Pirola	/s/ Brera Holdings PLC

Annex 1

Due Diligence

[Report from Charted Accountant, ODCEC Busto Arsizio, regarding the corporate status of UYBA]

Annex 2

Shareholders’ Agreement

[Agreement between the UYBA shareholders allowing the share transfer between BH, Pirola and Selene, apportioning the members of the board of directors to be appointed, designating the auditor, and delineating the requirements and restrictions of movement of shareholdings.]

Annex 3

Business Plan

[Chart showing projected revenues and costs of UYBA for the years 2023 to 2026]

Annex 4

Pirola Proxy

[Document delineating the corporate powers given to Giuseppe Pirola to sign for and be a representative of UYBA]

Annex 5

Vigano Proxy

[Document delineating the corporate powers given to Gianluigi Vigano to sign for and be a representative of UYBA]